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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66696

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH., D.C. 192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBOC CAPITAL MARKETS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Pershing Square, Suite 900, 2300 Main St.
(No. and Street)

Kansas City (City) MO (State) 64108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MENDUS & ASSOCIATES P.C.
(Name – *if individual, state last, first, middle name*)

107 ARCHIBALD ST. (Address) KAN (City) (State) 64111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/24

OATH OR AFFIRMATION

I, A. Randal Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBOC Capital Markets LLC, as of 12/31/05, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GWENDOLYN A. BURCH
Notary Public - Notary Seal
State of Missouri
County of Platte
My Commission Exp. 03/07/2007

[signature]
Notary Public

[signature]
Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBOC Capital Markets, LLC
Financial Statements
December 31, 2005

Mendus & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
107 Archibald
P.O. Box 32107
KANSAS CITY, MISSOURI 64171-5107
VOICE (816) 756-1980 FACSIMILIE (816) 756-1842

Independent Auditor's Report

HBOC Capital Markets, LLC
Two Pershing Square, Suite 900
2300 Main Street
Kansas City, MO 64108

We have audited the accompanying statement of financial condition of HBOC Capital Markets, LLC, as of December 31, 2005, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HBOC Capital Markets, LLC, at December 31, 2005, and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendus & Associates, P.C.

Mendus & Associates, P.C.

February 28, 2006

HBOC Capital Markets, LLC
Statement of Financial Condition
December 31, 2005

ASSETS

Cash in bank	$	16,055
Cash deposit at NASD		95
Account receivable		10,000
Securities Owned:		
Units of Privee, LLC		249,978
Units of Total Transportation Services, LLC		-
Total Assets	$	276,128

LIABILITIES & MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	2,637
Due to former member		3,707
Total Liabilities		6,344
Members' Equity		269,784
Total Liabilities & Members' Equity	$	276,128

The accompanying notes are an
integral part of this statement

HBOC Capital Markets, LLC
Statement of Operations
December 31, 2005

Revenue:		
Fees		$ 492,750
Billing adjustment		(47,750)
Net Revenue		$ 445,000
Expense:		
Outside services	$ 474,196	
Member salaries	320,000	
Member SEP contributions	80,000	
Legal and accounting	26,096	
Travel	22,007	
Payroll taxes	16,461	
Rent	7,208	
Regulatory expense	5,282	
Telephone	1,164	
Other	2,283	954,697
Net Income (Loss) from Operations		$ (509,697)
Other Income: Interest		236
Net Income (Loss)		$ (509,461)

The accompanying notes are an
integral part of this statement

HBOC Capital Markets, LLC
Statement of Changes in Members' Equity
December 31, 2005

Balance at December 31, 2004	$ 1,231,245
Net Income (Loss)	(509,461)
Contribution from member	48,000
Distributions to members	(500,000)
Balance at December 31, 2005	$ 269,784

The accompanying notes are an
integral part of this statement

HBOC Capital Markets, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
December 31, 2005

Balance at December 31, 2004	$	-
Increases		-
Decreases		-
Balance at December 31, 2005	$	-

The accompanying notes are an
integral part of this statement

HBOC Capital Markets, LLC
Statement of Cash Flows
December 31, 2005

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(509,461)
(Increase) Decrease in Operating Assets:		
Cash deposit at NASD		1,635
Accounts receivable		1,193,303
Interest receivable		236
Increase (Decrease) in Operating Liabilities:		
Accounts payable		(32,585)
Due to member		3,707
Accrued SEP contribution		(20,000)
Net Cash Provided by Operating Activities	$	636,835
Cash Flows from Investing Activities:		
Purchase of units in Privee, LLC		(249,978)
Net Cash Provided (Used) by Investing Activities	$	(249,978)
Cash Flows from Financing Activities:		
Contribution from member		48,000
Distributions to members		(500,000)
Net Cash Provided (Used) by Financing Activities	$	(452,000)
Increase (Decrease) in Cash		(65,143)
Cash at Beginning of the Year		81,198
Cash at Ending of the Year	$	16,055

Supplementary Disclosures:		
Interest paid in cash	$	-
Income tax paid in cash	$	-

The accompanying notes are an
integral part of this statement

HBOC Capital Markets, LLC
Notes to the Financial Statements
December 31, 2005

Note A: Nature of the Business

The Company is an investment banking, strategy consulting and money management business formed in 2004 and headquartered in Kansas City, Missouri. The Company was formerly named OLC Capital Markets, LLC, but changed its' name effective December 31, 2005. The Company formerly had two members, but effective at close of business December 31, 2005, has only one member. The Company has elected to be taxed as an S corporation under the Internal Revenue Code. The Company is a broker-dealer registered with the Securities and Exchange Commission. The Company derives its' income primarily from investment banking and consulting fees.

Note B: Significant Accounting Policies

Cash: Cash consists of demand deposits.

Account Receivable: The account receivable is a trade account receivable. No allowance is made for bad debts because there have been no bad debts and none are anticipated.

Financial Instruments and Other Comprehensive Income: The Company did not engage in either direct or indirect investments in derivative financial instruments during the fiscal year. There are no items of other comprehensive income.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and the accompanying notes. Actual results can differ from those estimates. The primary estimate in these financial statements relates to the valuation of the account receivable.

Securities Owned: The securities owned are private placements units of limited liability companies and are not readily marketable. It is not practicable to estimate the fair market value of these securities because they have no market. The securities are therefore accounted for by the cost method.

Federal Income Taxes: The Company does not record income tax expense because pursuant to the Internal Revenue Code, the members take their proportionate share of income or loss into account on their personal income tax returns.

Note C: Billing Adjustment

The billing adjustment was an agreed adjustment with a client.

Note D: Cost Method Investments

The aggregate carrying amount of all cost method investments is equal to the carrying value of the securities owned. The Company does not believe that the securities are impaired. The Company has not identified any events or circumstances that may have a significant adverse effect on the fair value of the investments.

Note E: Related Party Transactions

Besides the amount due to the former member, member salaries, member SEP contributions and member contributions and distributions shown in the financial statements, the Company paid fees to an entity controlled by a member in the amount of $472,750, and reimbursed or will reimburse various expenses to entities controlled by members in the amount of $22,314. The expense reimbursements include the $3,707 shown as "Due to former member."

Note F: Pension Plan

The Company maintained a Simplified Employee Pension plan (a SEP) on behalf of its' employees and made the contribution indicated in the Statement of Operations.

Note G: Subsequent Events & Distributions to Former Member

Subsequent to the end of the fiscal year, the Company is arranging to distribute the securities owned to the member and the former member. The Company has agreed to distribute the former member's share of the equity of the Company, exclusive of the securities owned and the account receivable, to the former member. That agreed distribution is $4,903.

Subject to the collection of the account receivable, the Company may be obligated to distribute one-half of any cash received to the former member. The billing adjustment mentioned in Note C related to this same account receivable. If any of the billing adjustment is recovered, the Company may be obligated to distribute one-half of any cash received to the former member.

SUPPLEMENTAL INFORMATION

HBOC Capital Markets, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2005

Total Members' Equity	$	269,784
Deductions:		
Cash deposit at NASD		(95)
Account receivable		(10,000)
Securities not readily marketable		(249,978)
Net Capital	$	9,711
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	2,637
Due to former member		3,707
Total Aggregate Indebtedness	$	6,344
Computation of Basic Net Capital Requirement:		
Minimum net capital required - company	$	5,000
Excess Net Capital at 1,500 percent	$	4,711
Excess Net Capital at 1,000 percent	$	4,711
Ratio: Aggregate Indebtedness to Net Capital		.65/1

See Accountants' Report

Mendus & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
107 Archibald
P.O. Box 32107
KANSAS CITY, MISSOURI 64171-5107

VOICE (816) 756-1980 FACSIMILIE (816) 756-1842

HBOC Capital Markets, LLC
Two Pershing Square, Suite 900
2300 Main Street
Kansas City, MO 64108

In planning and performing our audit of the financial statements and supplemental schedule of HBOC Capital Markets, LLC, (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 20X4, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendus & Associates, P.C.

Mendus & Associates, P.C.
February 28, 2006